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03012377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49858

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH MARK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 South Florida Avenue, Suite 400
(No and Street)

Lakeland, FL 33801
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heath A. Lehman 863-577-1910
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stapleton, Smith & Johnson, P.A.
(Name — if individual, state last, first, middle name)

6600 34th Avenue North, St. Petersburg, FL 33710
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

RC 3/12

OATH OR AFFIRMATION

I, Heath A. Lehman, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm High Mark Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:

No Exceptions

Signature

Chief Operations Officer

Title

Notary Public

SHERRY HOLDER
Notary Public - State of Florida
My Commission Expires Sep 20, 2005
Commission # DD059188
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stapleton, Smith
& Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600-34th Avenue North
St. Petersburg, FL 33710
Phone: 727.381.1699
Fax: 727.384.0723

High Mark Securities, Inc.
Financial Statements
December 31, 2002

Stapleton, Smith
&Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 · 34th Avenue North
St. Petersburg, FL 33710-1515
Phone: 727/381/1699
Fax: 727/384/0723

The Shareholders
High Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of High Mark Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Mark Securities, Inc. as of December 31, 2002, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stapleton, Smith & Johnson, P.A.

STAPLETON, SMITH & JOHNSON, P.A.
February 14, 2003

MEMBER
American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

High Mark Securities, Inc.
Balance Sheet
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 327,163
Commissions receivable	363,143
Deposit with Clearing Houses	35,000
Receivable representatives	40,315
Prepaid expenses	10,212
Office equipment, at cost, less accumulated depreciation of $11,897	15,626
Deferred tax benefit	32,382
Total assets	$ 823,841

Liabilities & Stockholders' Equity

Liabilities:	
Accounts payable	$ 78,816
Commissions payable	303,499
Recouped commissions payable	204,793
	587,108
Subordinated debt	0
Stockholders' Equity:	
Common stock (1,000 shares authorized, 200 shares issued and outstanding, $1 par value)	200
Paid-in capital	404,447
Retained earnings (deficit)	(167,914)
Total stockholders' equity	236,733
Total liabilities & stockholders' equity	$ 823,841

The accompanying notes are an integral part of this financial statement.

High Mark Securities, Inc.
Statement of Income
For the year ended December 31, 2002

Revenue	$8,796,092
Expenses:	
Commissions	4,695,075
Marketing	2,594,458
Salaries and temporary staffing	1,136,376
Contractors and professionals	80,668
Licenses and fees	59,452
Payroll taxes and expenses	66,563
Medical insurance	42,791
401k employer	27,363
Office	41,192
Travel	23,383
Postage	29,904
Insurance	13,828
Telephone and utilities	20,924
Depreciation	9,534
Other administrative expenses	21,184
Total expenses	8,862,695
Loss from operations	(66,603)
Other income:	
Income tax benefit	20,019
Interest	3,909
Net loss before cumulative effect of a change in accounting principle	(42,675)
Cumulative effect on prior years (to December 31, 2001) of changing to a different income recognition method (Note – 2)	63,822
Net income	$ 21,147

The accompanying notes are an integral part of this financial statement.

High Mark Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:	
Cash received from clients	$ 8,972,258
Interest received	3,909
Cash paid to suppliers and employees	(8,959,701)
Net cash provided by operating activities	16,466
Cash flows from investing activities:	
Purchase of assets	(5,805)
Net cash used by investing activities	(5,805)
Cash flows from financing activities:	
Additional paid in capital	11,900
Net cash provided by financing activities	11,900
Net increase in cash and cash equivalents	22,561
Cash and cash equivalents, January 1, 2002	304,602
Cash and cash equivalents, December 31, 2002	$ 327,163
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 21,147
Depreciation	9,534
Increase clearing deposit	(25,000)
Increase in receivables	(144,341)
Decrease in prepaids	4,769
Decrease deferred tax benefit	24,116
Increase accounts payable	61,193
Increase commissions payable	122,908
Decrease recouped commissions payable	(57,860)
Net cash provided by operating activities	$ 16,466

The accompanying notes are an integral part of this financial statement.

HIGH MARK SECURITIES, INC.
Statement of Change in Stockholders' Equity
For the year ended December 31, 2002

	Capital Stock Common Stock Shares	Capital Stock Common Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balances at January 1, 2002	200	$ 200	$ 392,547	$(189,061)	$203,686
Cumulative effect of change in income recognition method				63,822	63,822
Net income(loss) current		0	0	(42,675)	(42,675)
Additional paid in capital		0	11,900	0	11,900
Balance at December 31, 2002	200	$ 200	$404,447	$(167,914)	$236,733

The accompanying notes are an integral part of this financial statement.

HIGH MARK SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

In 1998 the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. The Company is a Florida corporation that is a wholly-owned subsidiary of High Mark Associates, Inc. (Parent).

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer under SEC Rule 15c3-1(a)(2)(vi), "Other Brokers or Dealers." The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for customers. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Income Taxes

The Company has elected to file its tax return as part of its parents consolidated income tax return. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Plant Assets

Plant assets are carried at cost. Assets lives range from five to seven years and are predominantly five years. Depreciation is computed by using accelerated methods for both financial and income tax purposes. Depreciation expense for the year ended December 31, 2002 was $9,534.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Commissions

Commissions on stocks and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions on annuities and related representative commission expense are record on date of submission to the insurance company. The timing recognition of income related to annuities has changed from the prior year see Note-2.

NOTE-2 CHANGE IN TIMING OF RECOGNITION OF INCOME ON ANNUITY SALES

Effective January 1, 2002 the Company changed the timing of recognition of income on the sale of annuities from the date of issuance of the annuity contact by the annuity provider to the date on which all documentation related to the annuities is submitted to the annuity provider. The Company only had annuity sales in the years ending December 31, 2001 and 2002, those are the only years effected by the change. The effect of the change was to under state 2001 net income by $63,822, net of deferred taxes of $44,135.

NOTE-3 COMMISSIONS RECEIVABLE AND RECOUPED COMMISSIONS PAYABLE

Accounts receivable commissions consist of unpaid commission due from annuity providers on annuity contracts submitted to them as of December 31, 2002. Recouped commissions payable consist of advanced commission owed annuity providers on annuity contracts submitted to the providers that have been denied and will not be issued.

NOTE-4 NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $101,885, which was $62,744 in excess of its required net capital of $39,141. The Company's net capital ratio was 5.76 to 1.

NOTE-5 CONCENTRATIONS OF RISKS

The Company maintains cash balances at several financial institutions located in Florida. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances total $199,078.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE-6 STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has not presented a statement of changes in liabilities subordinated to claims of general creditors as no subordinated liabilities existed at any time during the year ended December 31, 2002.

NOTE-7 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Deposit with clearing firms	$ 35,000	$ 0
Interest receivable-Clearing House	1,803	0
Commissions receivable/payable	363,143	303,499
Recouped commissions receivable/payable	0	204,793
Total	$ 399,946	$ 508,292

NOTE-8 INCOME TAXES

Operating Loss Carryforwards

The Company has a loss carryforward totaling $111,663, from prior years operations, that may be offset against future taxable income. If not used, the carryforward will expire in 19 years.

Deferred Taxes

The net deferred tax benefit in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$ 0
Deferred tax asset	32,382
Net deferred tax benefit	$ 32,382

The deferred tax asset results from prior year net operating loss, which will be carried forward to offset future taxable income.

The components of income tax expense (benefit) are as follows:

Current	$ 0
Deferred	(20,019)
Income tax deferred	$(20,019)

NOTE-9 OPERATING, MARKETING AND ADMINISTRATIVE EXPENSES

Related Parties

The Company receives a number of management services from High Mark Insurance & Financial Services of Polk County, Inc. Charges for these services were $2,594,458 in 2002. High Mark Insurance & Financial Services of Polk County, Inc. and the Company have common stockholders.

NOTE-10 COMMITMENTS AND CONTINGENCIES

As part of the NASD approval process the Company was required to enter into a "Parent Affiliate Expense Agreement", under which the Parent agrees to pay various shared expenses of the Company until such time as the Company is profitable and can sustain operations and required net capital minimums. Upon reaching sufficient income stability and profitability the Company will be responsible on an ongoing basis for these recurring expenses. Until such time as income sufficiency and sustainability of the Company is assured, the Company will not reimburse the Parent. There is no accounting recognition of these costs in the financial statements, except for this disclosure of the agreement.

NOTE-11 PROFIT SHARING PLAN

During 2002 the Company elected to participate in its parent company's 401(k) plan. The plan allows the employer to select matching contributions annually, if any. For 2002 the company elected to contribute 3% of the wages of eligible employees. To be eligible to participate employees must have been an employee on October 1, 2002. Vesting is 100% of any contribution made by the employee and any safe harbor contribution made by the Company. Other company contributions start vesting after two years of service at 20% per year until fully vested. Company 401k plan safe harbor contribution resulted in total plan expense of $27,363 for the year ended December 31, 2002. Total unfounded profit sharing cost at year-end was $27,363.

SUPPLEMENTAL SCHEDULE

HIGH MARK SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of
Securities and Exchange Commission - Schedule I
as of December 31, 2002

Net Capital:	
Total stockholders' equity	$ 236,733
Less:	
Clearing House accounts and petty cash	5,072
Net plant assets	15,626
Prepaid expenses	10,212
Deferred tax benefit	32,382
Marketing concessions receivable	33,044
Representatives receivable	38,512
Net capital	$ 101,885
Aggregate indebtedness:	
Commission payable representative	$ 303,499
Recouped commissions payable	204,793
Account payable	78,816
Total aggregate indebtedness	$ 587,108
Computation of basic net capital requirement, minimum net capital required:	
Company requirement	$ 39,141
Excess net capital at 1500 percent	$ 62,744
Excess net capital at 1000 percent	$ 43,174
Ratio: Aggregate indebtedness to net capital	5.76 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 257,889
Company and Auditor adjustments after Focus reporting:	
Increase in commission receivable	140,622
Increase in accounts payable, accrued liabilities, expense and other	(296,626)
Net capital per above	$ 101,885

The accompanying notes are an integral part of these financial statements.